UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras approves an increase in its share in the cost of the corporate health care plans

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Rio de Janeiro, June 27, 2024 - Petróleo Brasileiro S.A – Petrobras hereby communicates that, as of July 2024, it is going to increase from 60% to 70% its share in the cost of the corporate health care plans, as of reference month April 2024.

The increase is based on CGPAR Resolution 52/24, of April 2024. The revision was previously submitted for analysis by the Secretariat for Coordination and Governance of State-Owned Companies (SEST) of the Ministry of Management and Innovation in Public Services. This measure was already expected, as part of the commitments assumed in the Company’s Collective Bargaining Agreement 2023-25, signed in December 2023, and disclosed in explanatory note 18.3.1 of the 2023 Financial Statements, subject to the change in funding limits that was contemplated by CGPAR Resolution 52/24.

It is estimated that this change will reduce the Company’s annual operating cash flow by around R$500 million. The impacts of this increase in the Company’s share in the cost of the corporate health care plans on its actuarial liabilities will be reported in the balance sheet and the financial statements for the second quarter of 2024, after the procedural steps regarding internal governance processes for preparing the financial statements.

Material facts will be promptly disclosed to the market.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares, 28 – 9th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Carlos Alberto Rechelo Neto

______________________________

Carlos Alberto Rechelo Neto

Chief Financial Officer and Investor Relations Officer